The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A
TELEPHONE 020 7355 4848

02055294

OCT 8 2002

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

30th September, 2002.

Attn: Filing Desk - Stop 1-4

PROCESSED
OCT 23 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th September 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 30th September 2002, advising of an award under the EMI Group Senior Executive Incentive Plan made to a former employee by The EMI Group General Employee Benefit Trust, in which the Company's Executive Directors and other employees of the EMI Group have a potential interest, and that the Trustee of the EBT has withheld shares in respect of tax liabilities arising from the award made on 30th September 2002.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

10/10

Enc.

Ref: 82-373

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/42

Company Announcements Office,
London Stock Exchange.

30th September, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that EMI Group EBT (Guernsey) Limited, the Trustee of The EMI Group General Employee Benefit Trust ("EBT"), has today informed the Company by a letter dated 30th September 2002 (received by fax) that it awarded on 30th September 2002 to a former employee, at no consideration, in respect of awards under the EMI Group Senior Executive Incentive Plan ("the SEIP"), 7,261 EMI Group plc Ordinary Shares of 14p each. In its letter, the Trustee of the EBT stated that it had withheld 3,776 Ordinary Shares in respect of the tax liabilities arising from the award.

As a result of the above, the number of Ordinary Shares in which EMI Group plc's Executive Directors and other employees of the EMI Group have a potential interest through the EBT decreases to 4,432,684 all being held in the name of Barfield Nominees Ltd, Account No. 6497.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary